EXHIBIT 12.1

FACEBOOK, INC.
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

(in millions)	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Fixed charges:
Interest expense(1)	$12	$56	$51	$42	$22	$10
Capitalized interest	—	1	—	1	1	—
Portion of rental expense which represents interest factor	20	42	51	51	37	17
Total fixed charges	$32	$99	$102	$94	$60	$27

Earnings available for fixed charges:
Income before provision for income taxes	$2,460	$2,754	$494	$1,695	$1,008	$254
Add: Fixed charges	32	99	102	94	60	27
Less: Capitalized interest	—	(1)	—	(1)	(1)	—
Total earnings available for fixed charges	$2,492	$2,852	$596	$1,788	$1,067	$281
Ratio of earnings to fixed charges	77.88	28.81	5.84	19.02	17.78	10.41
(1) Includes interest on credit facilities and capital leases, and amortization of debt issuance costs. Excludes interest income and interest associated with uncertain tax positions, which is recorded within provision for income taxes.